Exhibit 99.1

Meten EdtechX Education Group Ltd. Announces Exercise and Closing of Underwriter’s Over-Allotment Option

SHENZHEN, China - July 8, 2021 – Meten EdtechX Education Group Ltd. (NASDAQ: METX) (the “Company”), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced that the underwriter of its previously announced underwritten public offering has exercised, in partial, its option after purchasing an additional 2,000,000 ordinary shares at a price of $1.00 per ordinary share. Total gross proceeds to the Company from the offering, including the funds received from the prior closing and partial exercise of this option, are $42 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company.

Aegis Capital Corp. acted as sole book-running manager for the offering.

The securities described above were offered by Meten EdtechX Education Group Ltd. pursuant to an effective registration statement on Form F-3 (No. 333-256087) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2021 and declared effective by the SEC on May 21, 2021. A final prospectus (the “Prospectus”) describing the terms of the offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any units, nor shall there be any sales of the units in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-looking Statements

This press release includes statements relating to the size of the offering and the completion of the offering. These statements and other statements regarding the Company’s future plans and goals constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that are often difficult to predict, are beyond our control, and which may cause results to differ materially from expectations. For a discussion of the most significant risks and uncertainties associated with the Company's business, please review our filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which are based on our expectations as of the date of this press release and speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Meten EdtechX Education Group Ltd.

Meten EdtechX is one of the leading ELT service providers in China, delivering English language and skills training for Chinese students and professionals. Through a sophisticated digital platform and a nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). The Company offers superior teaching quality and student satisfaction, served by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time. The Company is committed to improving the overall English language competence of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit: https://investor.metenedu-edtechx.com.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao

+1 917-609-0333

tina.xiao@ascent-ir.com